UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Resignation of Directors

On July 16, 2024, the Board of Directors (the “Board”) of Check-Cap Ltd. (the “Company”) was notified of and accepted the resignation of Paul Medeiros as a director of the Company. On July 16, 2024, the Board appointed Mr. David Lontini as Chairman of the Board. In addition, on July 28, 2024, the Board was notified of and accepted the resignation of Kyla Falkiner as a director of the Company.

Re-composition of Board Committees

Following the effectiveness of the resignation of Mr. Medeiros and Ms. Falkiner, the Board approved the re-constitution of the composition of the Nominating Committee (the “Nominating Committee”), the Compensation Committee (the “Compensation Committee”) and the Audit Committee (the “Audit Committee”) of the Board such that the Nominating Committee is composed of Daniel Kokiw, Michael Hutton and David Lontini with Mr. Lontini serving as the chair of the Nominating Committee, that the Compensation Committee is composed of Michael Hutton, Daniel Kokiw and David Lontini with Mr. Kokiw remaining the chair of the Compensation Committee, and that the Audit Committee consists of Daniel Kokiw, David Lontini and Michael Hutton with Mr. Hutton serving as the chair of the Audit Committee.

Each of the directors mentioned above qualifies as an “independent director” within the meaning of Nasdaq listing rules.

Appointment of Interim Chief Executive Officer

On July 21, 2024, the Company informed Mr. Saar Levi that he was relieved of his duties as Interim Chief Executive Officer of the Company (the “Interim CEO”), effective immediately. In connection with Mr. Levi’s departure, the Company appointed Mr. Justin Karr to serve as the Interim CEO of the Company. The Board and the Compensation Committee of the Board approved the terms of Mr. Karr’s compensation as Interim CEO.

Set forth below is certain biographical information regarding the background and experience of Mr. Karr:

Mr. Karr has over 20 years of experience as an Investment Banker. Mr. Karr is responsible for executing M&A and financing transactions for consumer and retail companies. He currently serves as a Director at East Wind Advisors, an independent, industry-focused investment banking firm. Prior to joining East Wind, he worked at leading financial institutions including UBS Investment Bank, Ernst and Young Capital Advisors and JP Morgan Chase. Mr. Karr received his Bachelor of Arts degree from University of Pennsylvania and a Master of Business Administration from the Honors Program at Baruch College's Zicklin School of Business.

In connection with Mr. Karr’s appointment as Interim CEO, the Company entered into a Services Agreement by and between the Company and Mr. Karr (the “Services Agreement”). Pursuant to the Services Agreement, the Company will pay Mr. Karr a monthly fee in an amount equal to US$12,500 in consideration of his services and performance as Interim CEO. In addition to the monthly fee, Mr. Karr will be entitled to certain additional bonus payments based on the performance of his duties under the Services Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: August 5, 2024	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Board Chair, Check-Cap Ltd.

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